Exhibit 99.1

Bogota, April 24, 2020

Ecopetrol S.A. reports preliminary impact of current market conditions on first quarter results

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company” or “we”) hereby provides an update to the risk factor on “Our business operations could be disrupted by the Coronavirus or other pandemic diseases and health events” included in our form 20-F filed with the United States Securities and Exchange Commission on April 1, 2020 (the “2019 Annual Report”), as follows:

Recent global developments in oil supply as well as the COVID-19 pandemic will negatively impact our first quarter results in a material way.

As described in our 2019 Annual Report, the disagreement on production cuts between the Organization of the Petroleum Exporting Countries (OPEC) and Russia since the beginning of March 2020, followed by the decision of Saudi Arabia to reduce its sale oil prices and increase its production to gain market share, have to date negatively impacted the international reference prices for crude oil and refined products in 2020. Furthermore, as a result of the novel strain of coronavirus (“COVID-19”) pandemic and measures put in place to slow its spread, including the imposition of quarantines and medical screenings, travel restrictions and the suspension of certain activities, we have seen and expect to continue to see substantial uncertainty in macro-economic conditions with regards to lower prices and demand for oil, gas and related products. These recent global developments have resulted in a significant drop in Brent crude prices. As our business depends substantially on international prices for crude oil and refined products, while our results of operations were in line with our expectations for the months of January and February 2020, the sharp decrease in oil prices in March 2020 will negatively impact our results of operations and business prospects for the first quarter of 2020 in a material way in comparison to the first quarter of 2019, in each case based on our financial results under current reporting standards as in effect in Colombia (“Colombian IFRS”), which are the accounting standards we use for local reporting purposes and is not directly comparable to our financial information presented in our 2019 Annual Report under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). For a description of the differences between Colombian IFRS and IFRS, see the section entitled “Financial Review—Summary of Differences between Internal Reporting Policies and IFRS” in our 2019 Annual Report.

In particular, we currently estimate that our consolidated gross profit, consolidated operating income, and consolidated net income (before impairment) for the first quarter of 2020 will be lower in the range of 32% – 36%, 43% – 47% and 52% – 65%, respectively, as compared to the same line items in the first quarter of 2019, as reported under Colombian IFRS.  In addition to the crude oil price drop, our results were affected by (i) higher operating costs as a result of the increase in exploration and production activity, prior to the implementation of the optimization measures we announced in March 2020, (ii) the impact of the depreciation of the Colombian peso to U.S. dollar exchange rate on the financial interest due on debt in foreign currency and (iii) the volatility in the capital markets driving down the mark-to-market valuation of our financial portfolio. We are also currently estimating that our first quarter results will reflect an increase in our impairment of non-current assets in the range of COP$1,150 – COP$1,250 billion, before income tax, driven primarily by the expected short-term decrease in cash flow from such non-current assets given the oil price environment. At this time, we cannot forecast the duration of  the effects of COVID-19 on our business or when international prices for crude oil and refined products will stabilize. Our future business results will be affected by the extent and duration of these conditions and the effectiveness of responsive actions that we and others take, including (i) our actions to reduce capital and operating expenses, (ii) in respect of oil supply, any cooperation between OPEC member countries, and (iii) in respect of COVID-19, new information that may emerge concerning the severity and duration of the outbreak, the pace of vaccine development, and the actions by national and international government authorities to contain the outbreak or treat its impact, among other things.  We will continue to monitor market developments and evaluate the impacts of decreased demand on our production levels as well as impacts on project development and future production.  As the situation develops, we may need to (i) make further downward adjustments to our 2020 Investment Plan than those described in the section of our 2019 Annual Report entitled “Strategy and Market–Overview Our Corporate Strategy–2020 Investment Plan,” and (ii) make downward adjustments to our production target of between 745 and 760 thousand barrels of oil equivalent per day during 2020.  Any such changes may eventually lead to changes in our 2020-2022 Business Plan.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane De Narváez Head of Capital Markets Phone: (+571) 234 5190 E-mail: investors@ecopetrol.com.co	Jorge Mauricio Tellez Media Relations (Colombia) Phone: (+ 571) 234 4329 E-mail: mauricio.tellez@ecopetrol.com.co